Atlas Financial Holdings, Inc.
150 NW Point Boulevard
Elk Grove Village, IL 60007

February 7, 2013
VIA EDGAR

Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:     Atlas Financial Holdings, Inc.
Registration Statement on Form S-l
Filed August 13, 2012, as amended
File No. 333-183276

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Financial Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:30 p.m. EST on Monday, February 11, 2013, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott Wollney
Scott Wollney
Chief Executive Officer

cc:     Ellenoff Grossman & Schole LLP
Sidley Austin LLP